Exhibit 21.1

Significant Subsidiaries

The following list sets out Canadian Pacific Kansas City Limited's significant subsidiaries, including the jurisdiction of incorporation.

Significant subsidiary	Incorporated under the laws of
16147011 Canada Inc.	Canada
3939804 Canada Inc.	Canada
Canadian Pacific Railway Company	Canada
Caymex Transportation, Inc.	Delaware
CPFL S.à.r.l.	Luxembourg
CPFS AG	Switzerland
CPKCM Holdings, S. de R.L. de C.V.	Mexico
CP (US) Holding Corporation	Delaware
Cygnus Canadian Holding Company Ltd.	Canada
Cygnus Holding LLC	Delaware
Kansas City Southern	Delaware
Kansas City Southern de Mexico, S.A. de C.V.	Mexico
Kansas City Southern International Ventures, LLC	Delaware
KSU Holdings LLC	Delaware
NAFTA Rail, S. de R.L. de C.V.	Mexico
North American Freight Transportation Rail Corporation, S. de R.L. de C.V.	Mexico
Soo Line Corporation	Minnesota
The Kansas City Southern Railway Company	Missouri